03 JUL -8 AM 7:21



File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

June 30, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission with the sole aim of updating the Essilor file.

Please find enclosed our French and English latest press releases.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: Issuance of Convertible Bounds (OCEANE)


essilor

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

PRESS RELEASE

This announcement may not be published, distributed or delivered in the United States of America (including its territories and dependencies, any state in the United States as well as the District of Columbia). This press release is not an offer of securities for sale or a solicitation of an offer to buy securities or to subscribe to securities in the United States. The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. Securities may only be offered or sold in the United States, or to or for the account of U.S. persons, pursuant to an exemption from the registration requirements. No public offering of Bonds will be made in the United States.

In the United Kingdom, this press release may only be communicated to persons set forth in Articles 19 to 49 of the Financial Services and Markets Act 2000 *(Financial Promotion)* Order 2001. The securities described in this press release may only be subscribed by such persons.

Distribution of this press release in certain countries may violate the legal provisions in force. This press release shall not be distributed in the United States, Australia, Canada or Japan. The information contained in this press release is not an offering of securities in the United States, Australia, Canada and Japan.



NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

ESSILOR DIVERSIFIES ITS SOURCES OF FINANCING

ISSUANCE OF CONVERTIBLE BONDS (OCEANE)

Charenton-le Pont, France (17 June 2003) – Essilor International is announcing today the issuance of bonds convertible and/or exchangeable into new or existing shares, with a maturity of 7 years and a 5 year put at the option of the holder, the amount of which, for indicative purposes and based on the Company's share price at closing on 13 June 2003, will be of approximately €248 million to €295 million at the most.

The issuance is intended to diversify the sources of financing of the group, to decrease the average cost of its debt, to lengthen its debt maturity and to finance ongoing activities as well as any transactions for external growth.

This press release, which was prepared in accordance with applicable regulations, sets out the principal terms and conditions of the issuance.

This offering does not constitute a public offering in any country other than France under the conditions set forth below.

In France,

- An offering circular (*prospectus*) relating to the preliminary terms of the issuance, submitted to and granted a visa by the COB under n° 03-580 on 16 June 2003, enables shareholders of the Company to benefit from a priority reservation period for the bonds (their priority orders are revocable during the subscription period to the public);
- during such period, the offering will be open to institutional investors;
- following such offering to institutional investors and such reservation period for shareholders, and after determination of the final terms of the issuance expected



- on 20 June 2003, a press release will be issued in order to enable subscription by the public for a period of three trading days.

Warning

The *Commission des Opérations de Bourse* draws the attention of the public to:

- the particular characteristics of the financial instruments described in the offering circular (*prospectus*). Such financial instruments are governed by articles L. 228-91 *et seq.* of the French Commercial Code (*Code de Commerce*) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of redemption, whether early or at maturity, holders shall only be entitled to exercise their right to receive shares during the period between the date of the notice announcing such redemption (which must be published at least one month before such redemption date) and the seventh business day preceding the actual date of redemption ; and
- the fact that any bondholder may demand early redemption in cash of all or part of his bonds on 2 July 2008 (or the following business day). Such a decision is irrevocable.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com


ESSILOR

PRINCIPAL TERMS AND CONDITIONS OF THE ISSUANCE BY ESSILOR INTERNATIONAL OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES (OCEANE)

Issuer - ESSILOR INTERNATIONAL
(*Premier marché* of Euronext Paris - Sicovam Code 012166)

Indicative amount of the issuance - For indicative purposes, based on the closing price of the ordinary shares of the Company on 13 June 2003 of €34.44 per share, the maximum amount of the issuance would be €295 million (taking into account the exercise of the 15% over-allotment option).

Number of bonds to be issued – Between a minimum of approximately 5,252,359 and a maximum of approximately 6,040,212 (taking into account exercise of the over-allotment option and/or the right of shareholders to subscribe during the priority reservation period).

Principal amount of each Bond – The principal amount of each bond, which will be determined following the close of the bookbuilding, is expected to include a premium between 37% and 42% with respect to the reference price of ESSILOR INTERNATIONAL shares at the time when the final terms are determined.

Issue price – The issue price will be equal to par and is payable in full on the closing date for the Bonds.

Entitlement and settlement date - For indicative purposes, expected to be 2 July 2003.

Maturity of the bonds - 7 years from the closing date.

Annual interest - The bonds will bear interest at a rate of 1.50% per annum, payable in arrear on 2 July of each year (or the following business day) and for the first time on 2 July 2004 (or the following business day).

Redemption at maturity - The bonds will be redeemed in full on 2 July 2010 (or the following business day) by redemption in an amount between 104.7% and 108.5% of the principal amount of the bonds.



Gross yield to maturity - The gross yield to maturity will be between 2.125% and 2.625% on the closing date for the bonds (in the absence of conversion and/or exchange into shares and in the absence of early redemption).

Conversion of the bonds and/or exchange of the bonds into new or existing ESSILOR INTERNATIONAL shares - At any time from the 40th day after the closing date of the Bonds, i.e. expected to be 11 August 2003, and until the seventh business day preceding the redemption date, i.e. expected to be 23 June 2010, and subject to adjustments, in the event of financing transactions, holders of bonds may demand the conversion and/or exchange of bonds into shares at a ratio of ONE ESSILOR INTERNATIONAL share for ONE bond.

The Company may, at its option, deliver new shares to be issued and/or existing shares.

Early redemption at the option of the Company (call option) – Is possible:

- at any time, for all or part of the bonds, by means of repurchases on the market or over the counter or by means of public offers,
- for all bonds outstanding, from 2 July 2008 until the seventh business day preceding the redemption date, expected to be 23 June 2010, at an early redemption price which ensures that the initial subscriber receives a gross yield to maturity equivalent to that which would have been received in the event of redemption at maturity, being a rate between 2.125% and 2.625% (the "Early Redemption Price"), if the product of (i) the applicable share attribution ratio and (ii) the average opening price of ESSILOR INTERNATIONAL shares on the *Premier Marché* of Euronext Paris S.A., calculated over a period of 20 consecutive trading days during which the shares are listed as selected by ESSILOR INTERNATIONAL from among the 40 consecutive trading days preceding the date of publication of the notice announcing such early redemption, exceeds 130% of this Early Redemption Price, and
- for all bonds outstanding, at any time at the Early Redemption Price if less than 10% of the bonds issued remain outstanding.

Early redemption at the option of the bondholders (put option) – In accordance with the conditions set forth in the offering circular (*prospectus*), any bondholder may demand early redemption of all of part of his bonds on 2 July 2008 (or the following business day) at the Early Redemption Price calculated on the early redemption date.



Early redemption upon an event of default - The bonds will become immediately due upon the events and under the conditions set forth in the offering circular (*prospectus*).

Final terms – For indicative purposes, the final terms of the issuance are expected to be determined on 20 June 2003.

Subscription period - The offering to institutional investors is expected to take place from 17 June 2003 to 19 June 2003 inclusive and may be closed without notice.

The public offering will be open from 23 June 2003 to 25 June 2003 inclusive. In any event, the public will have at least three trading days to subscribe.

Terms and conditions of subscription for shareholders - Priority reservation: in respect of all the bonds, from 17 June to 19 June 2003 inclusive, at a ratio of 1 bond for 17 ordinary shares held, for shareholders as at 16 June 2003 inclusive.

Revocability of priority orders: from 23 June to 25 June 2003 inclusive.

Listing of the Bonds - Application has been made to list the bonds on the *Premier Marché* of Euronext Paris S.A. Their initial listing is expected to be made on 2 July 2003 under Sicovam code 18927 (ISIN code: FR0000189276).

Applicable law – French law.

Availability of the offering circular (*prospectus*) – The offering circular (*prospectus*) is comprised of the reference document (*document de référence*) of ESSILOR INTERNATIONAL which was filed with the *Commission des Opérations de Bourse* on 23 April 2003 under number D.03-0514 and the information document (*note d'opération*) which received the visa of the *Commission des Opérations de Bourse* under n° 03-580 on 16 June 2003.

Copies of this offering circular (*prospectus*) are available at the offices of the financial institutions responsible for the offering, as well as at the registered office of ESSILOR INTERNATIONAL, 147, rue de Paris, 94227 Charenton-le-Pont Cedex, France.

This offering is managed by:

Crédit Agricole Indosuez Lazard　　　　Barclays Capital

Joint Lead Managers and Joint Bookrunners


essilor

NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

COMMUNIQUE DE PRESSE

Le présent communiqué ne peut faire l'objet d'une publication, d'une diffusion ou être remis aux Etats-Unis d'Amérique (y compris ses territoires et dépendances, un quelconque Etat des Etats-Unis ainsi que le District de Columbia). Le présent communiqué ne constitue ni ne fait partie d'aucune offre ou sollicitation d'achat ou de souscription des titres aux Etats-Unis. Les titres qui y sont mentionnés n'ont pas été enregistrés en vertu du *Securities Act of 1933* des Etats-Unis d'Amérique, tel que modifié, et ne feront pas l'objet d'un tel enregistrement. Ils ne pourront être offerts ou vendus aux Etats-Unis ou à des ressortissants américains (*US persons*) ou pour le compte de ceux-ci, que dans le cadre d'une exemption aux obligations d'enregistrement. Aucune offre au public d'obligations ne sera effectuée aux Etats-Unis.

Au Royaume-Uni, le présent communiqué est destiné à être distribué uniquement aux personnes visées aux Articles 19 à 49 du *Financial Services and Markets Act 2000 (Financial Promotion) order 2001.* Les titres visés dans le présent communiqué seront exclusivement souscrits par ces personnes.

La diffusion de ce communiqué dans certains pays peut constituer une violation des dispositions légales en vigueur. Ce communiqué ne devra pas être distribué aux Etats-Unis, en Australie, au Canada, ou au Japon. Les informations contenues dans ce communiqué ne constituent pas une offre de valeurs mobilières aux Etats-Unis, en Australie, au Canada, ou au Japon.



NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

ESSILOR DIVERSIFIE SES SOURCES DE FINANCEMENT

EMISSION D'UNE OCEANE

Charenton-le-Pont (17 juin 2003) – Essilor International annonce aujourd'hui le lancement d'une émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, d'une durée de 7 ans avec option de remboursement à 5 ans au gré du porteur. Le montant sera, à titre indicatif et sur la base du cours de l'action de la société en date du 13 juin 2003, au minimum d'environ 248 millions d'euros et au maximum d'environ 295 millions d'euros.

L'émission vise à diversifier les sources de financement du groupe, à diminuer le coût moyen de sa dette, à allonger la maturité de celle-ci et à financer les activités courantes ainsi que ses éventuelles opérations de croissance externe.

Le présent communiqué, établi en conformité avec les dispositions réglementaires applicables, reprend les principales caractéristiques de l'émission.

Cette offre ne constitue pas une opération par appel public à l'épargne dans un quelconque pays autre que la France dans les conditions indiquées ci-après.

En France,

- Un prospectus portant sur les conditions préliminaires de l'émission, soumis et visé par la COB sous le n° 03-580 en date du 16 juin 2003 permet aux actionnaires de la société de bénéficier d'une période de réservation prioritaire des obligations (leurs ordres prioritaires étant révocables pendant la période de souscription du public) ;
- durant la même période, l'offre sera ouverte à des investisseurs institutionnels ;
- à l'issue dudit placement auprès des investisseurs institutionnels et de ladite période de réservation des actionnaires, et après fixation des conditions définitives de l'émission prévue le 20 juin 2003, un communiqué de presse sera émis afin de permettre la souscription du public pour une période de trois jours de bourse.



Avertissement

La Commission des Opérations de Bourse attire l'attention du public sur:

- les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de Commerce, ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le septième jour ouvré précédant la date effective du remboursement ; et
- le fait que les porteurs disposent de la possibilité de demander le remboursement en numéraire par anticipation, le 2 juillet 2008 (ou le jour ouvré suivant), de tout ou partie des obligations dont ils seront propriétaires. Cette décision est irrévocable.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com


ESSILOR

PRINCIPALES CARACTERISTIQUES DE L'EMISSION PAR ESSILOR INTERNATIONAL D'OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES (OCEANE)

Emetteur - ESSILOR INTERNATIONAL
(Premier marché d'Euronext Paris - Code Sicovam 012166)

Montant indicatif de l'émission - A titre indicatif, sur la base du cours de clôture de l'action ordinaire de la société le 13 juin 2003 de 34,44 euros par action, le montant maximum de l'émission serait de 295 millions d'euros (en tenant compte de l'exercice de l'option de sur-allocation de 15%).

Nombre d'obligations à émettre - D'un minimum de 5 252 359 à un maximum de 6 040 212 environ (compte tenu de l'option de sur-allocation et/ou de la faculté de souscription des actionnaires pendant la période de réservation prioritaire).

Valeur nominale unitaire des obligations - La valeur nominale unitaire des obligations, qui sera fixée à l'issue de la clôture du livre d'ordres, devrait faire ressortir une prime comprise entre 37 % et 42 % par rapport au cours de référence de l'action ESSILOR INTERNATIONAL au moment de la fixation des conditions définitives.

Prix d'émission - Le prix d'émission sera égal au pair, payable en une seule fois à la date de règlement des obligations..

Date de jouissance et de règlement - A titre indicatif, prévue le 2 juillet 2003.

Durée de l'emprunt - 7 ans à compter de la date de règlement.

Intérêt annuel - Les obligations porteront intérêt à un taux de 1,50 % l'an, payable à terme échu le 2 juillet de chaque année (ou le jour ouvré suivant) et pour la première fois le 2 juillet 2004 (ou le jour ouvré suivant).

Amortissement normal - Les obligations seront remboursées en totalité le 2 juillet 2010 (ou le jour ouvré suivant) par remboursement à un montant compris entre 104,7 % et 108,5 % de la valeur nominale unitaire des obligations.

Taux de rendement actuariel brut - Le taux de rendement actuariel brut sera compris entre 2,125 % et 2,625 % à la date de règlement des obligations (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).



Conversion des obligations et/ou échange des obligations en actions ESSILOR INTERNATIONAL nouvelles ou existantes - A tout moment à compter du quarantième jour suivant la date de règlement des obligations, soit en principe le 11 août 2003, et jusqu'au septième jour ouvré qui précède la date de remboursement, soit en principe le 23 juin 2010, les porteurs d'obligations pourront demander la conversion et/ou l'échange des obligations en actions à raison de UNE action ESSILOR INTERNATIONAL pour UNE obligation, sous réserve d'ajustements prévus en cas d'opérations financières.

La société pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

Amortissement anticipé au gré de la société - Possible

- à tout moment, pour tout ou partie des obligations, par rachat en bourse ou hors bourse ou par offres publiques,
- pour la totalité des obligations restant en circulation, à compter du 2 juillet 2008 jusqu'au septième jour ouvré précédant la date de remboursement, soit en principe jusqu'au 23 juin 2010, à un prix de remboursement anticipé assurant au souscripteur initial un taux de rendement actuariel brut équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance soit un taux compris entre 2,125 % et 2,625 % (le "Prix de Remboursement Anticipé"), si le produit (i) du ratio d'attribution d'actions en vigueur, et (ii) de la moyenne arithmétique des cours d'ouverture de l'action ESSILOR INTERNATIONAL sur le Premier Marché d'Euronext Paris S.A. calculée sur durant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée, choisis par ESSILOR INTERNATIONAL parmi les 40 jours de bourse consécutifs précédant la date de parution de l'avis annonçant l'amortissement anticipé, excède 130 % de ce prix de remboursement anticipé, et
- pour la totalité des obligations restant en circulation, à tout moment, par remboursement au prix de remboursement anticipé, lorsque moins de 10 % des obligations émises restent en circulation.

Remboursement anticipé au gré des porteurs - Tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations, le 2 juillet 2008 (ou le jour ouvré suivant), au prix de remboursement anticipé calculé à la date de remboursement anticipé conformément aux dispositions figurant dans le prospectus.

Exigibilité anticipée en cas de défaut - Les obligations deviendront immédiatement exigibles dans les cas et selon les modalités définies dans le prospectus.

Conditions définitives - A titre indicatif, les conditions définitives de l'émission devraient être fixées le 20 juin 2003.



Période de souscription - Le placement auprès des investisseurs institutionnels devrait s'effectuer du 17 juin 2003 jusqu'au 19 juin 2003 inclus et pourra être clos sans préavis.

La souscription du public sera ouverte du 23 juin 2003 au 25 juin 2003 inclus. En toute hypothèse, le public disposera d'au moins trois jours de bourse pour souscrire.

Modalités de souscription pour les actionnaires - Réservation prioritaire : sur la totalité des Obligations, du 17 juin au 19 juin 2003 inclus, à raison de 1 obligation pour 17 actions ordinaires possédées au 16 juin 2003.

Révocabilité des ordres prioritaires : du 23 juin au 25 juin 2003 inclus.

Cotation des Obligations - Les obligations font l'objet d'une demande d'admission au Premier Marché d'Euronext Paris S.A. Leur première cotation est prévue le 2 juillet 2003, sous le code Sicovam 18927 (code ISIN : FR0000189276).

Droit applicable - Droit français.

Mise à disposition du prospectus - Le prospectus est constitué par le document de référence d'ESSILOR INTERNATIONAL, ayant fait l'objet d'un dépôt auprès de la Commission des Opérations de Bourse le 23 avril 2003 sous le numéro D.03-0514 et la note d'opération ayant été visée par la Commission des Opérations de Bourse sous le n°03-580 en date du 16 juin 2003.

Des exemplaires du prospectus sont disponibles auprès des établissements financiers chargés du placement, ainsi qu'au siège social d'ESSILOR INTERNATIONAL, 147, rue de Paris, 94227 Charenton-le-Pont Cedex.

Le placement de cette émission est assuré par:

Crédit Agricole Indosuez Lazard   Barclays Capital

Chefs de File Teneurs de Livre Associés



NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

COMMUNIQUE DE PRESSE

Le présent communiqué ne peut faire l'objet d'une publication, d'une diffusion ou être remis aux Etats-Unis d'Amérique (y compris ses territoires et dépendances, un quelconque Etat des Etats-Unis ainsi que le District de Columbia). Le présent communiqué ne constitue ni ne fait partie d'aucune offre ou sollicitation d'achat ou de souscription des titres aux Etats-Unis. Les titres qui y sont mentionnés n'ont pas été enregistrés en vertu du *Securities Act of 1933* des Etats-Unis d'Amérique, tel que modifié, et ne feront pas l'objet d'un tel enregistrement. Ils ne pourront être offerts ou vendus aux Etats-Unis ou à des ressortissants américains (*US persons*) ou pour le compte de ceux-ci, que dans le cadre d'une exemption aux obligations d'enregistrement. Aucune offre au public d'obligations ne sera effectuée aux Etats-Unis.

Au Royaume-Uni, le présent communiqué est destiné à être distribué uniquement aux personnes visées aux Articles 19 à 49 du *Financial Services and Markets Act 2000 (Financial Promotion) order 2001.* Les titres visés dans le présent communiqué seront exclusivement souscrits par ces personnes.

La diffusion de ce communiqué dans certains pays peut constituer une violation des dispositions légales en vigueur. Ce communiqué ne devra pas être distribué aux Etats-Unis, en Australie, au Canada, ou au Japon. Les informations contenues dans ce communiqué ne constituent pas une offre de valeurs mobilières aux Etats-Unis, en Australie, au Canada, ou au Japon.



NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

ESSILOR FIXE LES MODALITES DEFINITIVES DE SON EMISSION D'OCEANE

Charenton-le-Pont (20 juin 2003) – Essilor International a fixé aujourd'hui les modalités définitives de son émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, d'un montant minimum d'environ 269 millions d'euros et maximum d'environ 309 millions d'euros (en cas d'exercice de l'option de sur-allocation).

La valeur nominale des obligations a été fixée à 51,15 euros et fait ressortir une prime de 42% par rapport au cours de l'action Essilor International au moment de la fixation des conditions définitives. Les obligations porteront un coupon annuel de 1,5% l'an ; le taux de rendement actuariel brut est de 2,125%.

Les actionnaires d'Essilor International ont manifesté leur intention de souscrire à concurrence d'environ 25% de l'émission, ce qui est très significatif pour ce type de produit.

Cette émission, lancée dans d'excellentes conditions de marché, permettra au groupe de diversifier ses sources de financement, de diminuer le coût moyen de sa dette, d'en allonger la maturité et de financer ses activités courantes ainsi que ses éventuelles opérations de croissance externe.

La Commission des Opérations de Bourse a apposé sur le prospectus relatif à cette émission le visa n°03-580 en date du 16 juin 2003 ainsi qu'un visa complémentaire n°03-599 en date du 20 juin 2003. La souscription des personnes physiques sera ouverte du 23 juin 2003 au 25 juin 2003 inclus.

Le présent communiqué, établi en conformité avec les dispositions réglementaires applicables, reprend les principales caractéristiques de l'émission.

Cette offre ne constitue pas une opération par appel public à l'épargne dans un quelconque pays autre que la France.


ESSILOR

Avertissement

La Commission des Opérations de Bourse attire l'attention du public sur:

- les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de Commerce, ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le septième jour ouvré précédant la date effective du remboursement ; et

- le fait que les porteurs disposent de la possibilité de demander le remboursement en numéraire par anticipation, le 2 juillet 2008 (ou le jour ouvré suivant), de tout ou partie des obligations dont ils seront propriétaires. Cette décision est irrévocable.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16



PRINCIPALES CARACTERISTIQUES DE L'EMISSION PAR ESSILOR INTERNATIONAL D'OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES (OCEANE)

Emetteur - ESSILOR INTERNATIONAL
(Premier marché d'Euronext Paris - Code Sicovam 012166)

Montant de l'émission - 268.658.163 euros susceptible d'être porté à 308.956.844 euros en cas d'exercice de l'option de sur-allocation consentie aux Chefs de File Teneurs de Livre Associés.

Nombre d'obligations à émettre - D'un minimum de 5 252 359 à un maximum de 6 040 212 environ (compte tenu de l'option de sur-allocation).

Valeur nominale unitaire des obligations - La valeur nominale unitaire des obligations a été fixée à 51,15 euros et fait ressortir une prime de 42% par rapport au cours de référence de l'action Essilor International au moment de la fixation des conditions définitives.

Prix d'émission - Le prix d'émission sera égal au pair, payable en une seule fois à la date de règlement des obligations.

Date de jouissance et de règlement - Prévue le 2 juillet 2003.

Durée de l'emprunt - 7 ans à compter de la date de règlement.

Intérêt annuel - Les obligations porteront intérêt à un taux de 1,50 % l'an, payable à terme échu le 2 juillet de chaque année (ou le jour ouvré suivant) et pour la première fois le 2 juillet 2004 (ou le jour ouvré suivant).

Amortissement normal - Les obligations seront remboursées en totalité le 2 juillet 2010 (ou le jour ouvré suivant) par remboursement à un montant de 53,54 euros soit environ 104,7% de la valeur nominale unitaire des obligations.

Taux de rendement actuariel brut - 2,125%.



Conversion des obligations et/ou échange des obligations en actions ESSILOR INTERNATIONAL nouvelles ou existantes - A tout moment à compter du quarantième jour suivant la date de règlement des obligations, soit en principe le 11 août 2003, et jusqu'au septième jour ouvré qui précède la date de remboursement, soit en principe le 23 juin 2010, les porteurs d'obligations pourront demander la conversion et/ou l'échange des obligations en actions à raison de UNE action Essilor International pour UNE obligation, sous réserve d'ajustements prévus en cas d'opérations financières.

La société pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

Amortissement anticipé au gré de la société - Possible

- à tout moment, pour tout ou partie des obligations, par rachat en bourse ou hors bourse ou par offres publiques,
- pour la totalité des obligations restant en circulation, à compter du 2 juillet 2008 jusqu'au septième jour ouvré précédant la date de remboursement, soit en principe jusqu'au 23 juin 2010, à un prix de remboursement anticipé assurant au souscripteur initial un taux de rendement actuariel brut équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance soit 2,125% (le "Prix de Remboursement Anticipé"), si le produit (i) du ratio d'attribution d'actions en vigueur, et (ii) de la moyenne arithmétique des cours d'ouverture de l'action Essilor International sur le Premier Marché d'Euronext Paris S.A. calculée sur durant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée, choisis par Essilor International parmi les 40 jours de bourse consécutifs précédant la date de parution de l'avis annonçant l'amortissement anticipé, excède 130 % de ce prix de remboursement anticipé, et
- pour la totalité des obligations restant en circulation, à tout moment, par remboursement au prix de remboursement anticipé, lorsque moins de 10 % des obligations émises restent en circulation.

Remboursement anticipé au gré des porteurs - Tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations, le 2 juillet 2008 (ou le jour ouvré suivant), au prix de remboursement anticipé calculé à la date de remboursement anticipé conformément aux dispositions figurant dans le prospectus.



Exigibilité anticipée en cas de défaut - Les obligations deviendront immédiatement exigibles dans les cas et selon les modalités définies dans le prospectus.

Période de souscription - Le placement auprès des investisseurs institutionnels a été effectué le 17 juin 2003.

La souscription du public sera ouverte du 23 juin 2003 au 25 juin 2003 inclus.

Modalités de souscription pour les actionnaires - Réservation prioritaire : sur la totalité des Obligations, du 17 juin au 19 juin 2003 inclus, à raison de 1 obligation pour 17 actions ordinaires possédées au 16 juin 2003.

Révocabilité des ordres prioritaires : du 23 juin au 25 juin 2003 inclus.

Cotation des Obligations - Les obligations ont fait l'objet d'une demande d'admission au Premier Marché d'Euronext Paris S.A. Leur première cotation est prévue le 2 juillet 2003, sous le code Sicovam 18927 (code ISIN : FR0000189276).

Droit applicable - Droit français.

Mise à disposition du prospectus - Le prospectus est constitué par le document de référence d' Essilor International, ayant fait l'objet d'un dépôt auprès de la Commission des Opérations de Bourse le 23 avril 2003 sous le numéro D.03-0514, la note d'opération visée par la Commission des Opérations de Bourse sous le n°03-580 en date du 16 juin 2003 ainsi qu'un complément à la note d'opération visé par la Commission des opérations de bourse sous le n°03-599 en date du 20 juin 2003.

Des exemplaires du présent prospectus sont disponibles auprès des établissements financiers chargés du placement, ainsi qu'au siège social d' Essilor International, 147, rue de Paris, 94227 Charenton-le-Pont Cedex.

Le placement de cette émission est assuré par:

Crédit Agricole Indosuez Lazard — Barclays Capital

Chefs de File Teneurs de Livre Associés


essilor

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

PRESS RELEASE

This announcement may not be published, distributed or delivered in the United States of America (including its territories and dependencies, any state in the United States as well as the District of Columbia). This press release is not an offer of securities for sale or a solicitation of an offer to buy securities or to subscribe to securities in the United States. The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. Securities may only be offered or sold in the United States, or to or for the account of U.S. persons, pursuant to an exemption from the registration requirements. No public offering of Bonds will be made in the United States.

In the United Kingdom, this press release may only be communicated to persons set forth in Articles 19 to 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The securities described in this press release may only be subscribed by such persons.

Distribution of this press release in certain countries may violate the legal provisions in force. This press release shall not be distributed in the United States, Australia, Canada or Japan. The information contained in this press release is not an offering of securities in the United States, Australia, Canada and Japan.



NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

ESSILOR SETS THE FINAL TERMS FOR ITS ISSUE OF CONVERTIBLE BONDS (OCEANE)

Charenton-le-Pont, France (20 June 2003) – Essilor International today set the final terms for its issue of bonds which are convertible and/or exchangeable into new or existing shares for a minimum amount of approximately €269 million and a maximum amount of approximately €309 million (in the event the over-allotment option is exercised).

The principal amount of the bonds has been set at €51.15 and includes a premium of 42% with respect to the reference price for Essilor International's shares at the time when the final terms were set. The bonds will carry an annual coupon of 1.5% per annum; the gross yield to maturity is 2.125%.

Essilor International shareholders have made known their intention to subscribe to approximately 25% of the issue, which is quite high for this type of instrument.

The issue, which was launched in a very favourable market, is intended to diversify the company's sources of financing, decrease the average cost of its debt, lengthen its maturity and finance ongoing activities as well as any future acquisitions.

The *Commission des Opérations de Bourse* granted its visa n°03-580 dated 16 June 2003 on the offering circular (*prospectus*) relating to this issue, as well as a supplemental visa n°03-599 dated 20 June 2003. The public offering will be open from 23rd to 25 June 2003 inclusive.

This press release, which was prepared in accordance with applicable regulations, sets out the principal terms and conditions of the issue.

This offer does not constitute a public offering in any country other than France.

ESSILOR

Warning

The *Commission des Opérations de Bourse* draws the attention of the public to:

- the particular characteristics of the financial instruments described in the offering circular (*prospectus*). Such financial instruments are governed by articles L. 228-91 *et seq.* of the French Commercial Code (*Code de Commerce*) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of redemption, whether early or at maturity, holders shall only be entitled to exercise their right to receive shares during the period between the date of the notice announcing such redemption (which must be published at least one month before such redemption date) and the seventh business day preceding the actual date of redemption ; and
- the fact that any bondholder may demand early redemption in cash of all or part of his bonds on 2 July 2008 (or the following business day). Such a decision is irrevocable.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16



PRINCIPAL TERMS AND CONDITIONS FOR THE ISSUE

BY ESSILOR INTERNATIONAL OF BONDS WHICH ARE CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES (OCEANE)

Issuer - ESSILOR INTERNATIONAL
(*Premier marché* of Euronext Paris - Sicovam Code 012166)

Amount of the issuance - €268,658,163, which may be raised to €308,956,844 in the event of exercise of the over-allotment option granted to the Joint Lead Managers and Joint Bookrunners).

Number of bonds to be issued - Between a minimum of approximately 5,252,359 and a maximum of approximately 6,040,212 (taking into account the exercise of the over-allotment option).

Principal amount of each bond - The principal amount of each bond was set at €51.15 and includes a premium of 42% with respect to the reference price for Essilor International's shares at the time when the final terms were set.

Issue price - The issue price will be equal to par and will be payable in full on the closing date for the bonds.

Entitlement and settlement date - Expected to be 2 July 2003.

Maturity of the bonds - 7 years from the closing date.

Annual interest - The bonds will bear interest at a rate of 1.50% per annum, payable in arrears on 2nd July of each year (or the following business day) and for the first time on 2nd July 2004 (or the following business day).

Redemption at maturity - The bonds will be redeemed in full on 2nd July 2010 (or the following business day) by redemption for an amount of €53.54, being approximately 104.7% of the principal amount of each bond.

Gross yield to maturity - 2.125%.



Conversion of the bonds and/or exchange of the bonds into new or existing ESSILOR INTERNATIONAL shares - At any time from the 40th day after the closing date for the bonds, i.e. expected to be 11 August 2003, and until the seventh business day preceding the redemption date, i.e. expected to be 23 June 2010 and, subject to adjustments in the event of financial transactions, bondholders may demand the conversion and/or exchange of bonds into shares at a ratio of ONE Essilor International share for ONE bond.

The company may, at its sole option, deliver new shares to be issued and/or existing shares.

Early redemption at the company's option (call option) - Is possible:

- at any time, for all or part of the bonds, by means of repurchases on the market or over the counter or by means of public offers,
- for all outstanding bonds, from 2 July 2008 until the seventh business day preceding the redemption date, i.e. expected to be 23 June 2010, at an early redemption price which ensures that an initial subscriber receives a gross yield to maturity equivalent to that which would have been received in the event of redemption at maturity, being 2.125% (the "Early Redemption Price"), if the product of (i) the applicable share attribution ratio and (ii) the average opening price of Essilor International shares on the *Premier Marché* of Euronext Paris S.A., calculated over a period of 20 consecutive trading days during which the shares are listed, as selected by Essilor International from among the 40 consecutive trading days preceding the date of publication of the notice announcing such early redemption, exceeds 130% of this Early Redemption Price, and
- for all outstanding bonds, at any time at the early redemption price if less than 10% of the bonds issued remain outstanding.

Early redemption at the bondholders option (put option) - In accordance with conditions set forth in the offering circular (*prospectus*), any bondholder may demand early redemption of all or part of its bonds on 2 July 2008 (or the following business day) at the early redemption price calculated on the early redemption date.

Early redemption upon an event of default - The bonds will become immediately due upon the events and under the conditions set forth in the offering circular (*prospectus*).

Subscription period - The offering to institutional investors took place on 17 June 2003.

The public offering will be open from 23rd to 25 June 2003 inclusive.

Shareholders Subscription Terms and conditions - Priority reservation: for all the bonds, from 17 June to 19 June 2003 inclusive, at a ratio of 1 bond for 17 ordinary shares held as of 16 June 2003.

Revocability of priority orders: from 23 June to 25 June 2003 inclusive.

Listing of the Bonds - Application has been made to list the bonds on the *Premier Marché* of Euronext Paris S.A. Their initial listing is expected to be made on 2 July 2003 under Sicovam code 18927 (ISIN code: FR0000189276).

Applicable law - French law.

Availability of the offering circular (*prospectus*) - The offering circular (*prospectus*) is made up of Essilor International's reference document (*document de référence*) which was filed with the *Commission des Opérations de Bourse* on 23 April 2003 under number D.03-0514, the information document (*note d'opération*) which received the *Commission des Opérations de Bourse's* visa under n°03-580 on 16 June 2003 and a supplement to the information document (*note d'opération*) which received the *Commission des Opérations de Bourse's* visa under n°03-599 on 20 June 2003.

Copies of this offering circular (*prospectus*) are available at the offices of the financial institutions responsible for the offering, as well as at Essilor International's head office, 147, rue de Paris, 94227 Charenton-le-Pont Cedex, France.

This offering is managed by:

Crédit Agricole Indosuez Lazard　　　　Barclays Capital

Joint Lead Managers and Joint Bookrunners



NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

COMMUNIQUE DE PRESSE

Le présent communiqué ne peut faire l'objet d'une publication, d'une diffusion ou être remis aux Etats-Unis d'Amérique (y compris ses territoires et dépendances, un quelconque Etat des Etats-Unis ainsi que le District de Columbia). Le présent communiqué ne constitue ni ne fait partie d'aucune offre ou sollicitation d'achat ou de souscription des titres aux Etats-Unis. Les titres qui y sont mentionnés n'ont pas été enregistrés en vertu du *Securities Act of 1933* des Etats-Unis d'Amérique, tel que modifié, et ne feront pas l'objet d'un tel enregistrement. Ils ne pourront être offerts ou vendus aux Etats-Unis ou à des ressortissants américains (*US persons*) ou pour le compte de ceux-ci, que dans le cadre d'une exemption aux obligations d'enregistrement. Aucune offre au public d'obligations ne sera effectuée aux Etats-Unis.

Au Royaume-Uni, le présent communiqué est destiné à être distribué uniquement aux personnes visées aux Articles 19 à 49 du *Financial Services and Markets Act 2000 (Financial Promotion) order 2001.* Les titres visés dans le présent communiqué seront exclusivement souscrits par ces personnes.

La diffusion de ce communiqué dans certains pays peut constituer une violation des dispositions légales en vigueur. Ce communiqué ne devra pas être distribué aux Etats-Unis, en Australie, au Canada, ou au Japon. Les informations contenues dans ce communiqué ne constituent pas une offre de valeurs mobilières aux Etats-Unis, en Australie, au Canada, ou au Japon.



NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA ET AU JAPON

ESSILOR FIXE LA TAILLE DEFINITIVE DE SON EMISSION D'OCEANE

Charenton-le-Pont (26 juin 2003) – Essilor International annonce aujourd'hui que les Chefs de File Teneurs de Livre Associés (Crédit Agricole Indosuez Lazard et Barclays Capital) de son émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANE), lancée le 17 juin 2003, ont exercé leur option de surallocation de 15%, ce qui porte le montant de l'opération de 268.658.163 euros à 308.956.844 euros.

Cette opération est décrite dans un prospectus constitué par le document de référence d'Essilor International, ayant fait l'objet d'un dépôt auprès de la Commission des Opérations de Bourse le 23 avril 2003 sous le numéro D.03-0514, la note d'opération visée par la Commission des Opérations de Bourse sous le n°03-580 en date du 16 juin 2003 ainsi qu'un complément à la note d'opération visé par la Commission des opérations de bourse sous le n°03-599 en date du 20 juin 2003.

Des exemplaires du prospectus sont disponibles auprès des établissements financiers chargés du placement, ainsi qu'au siège social d'Essilor International, 147, rue de Paris, 94227 Charenton-le-Pont Cedex.



Avertissement

La Commission des Opérations de Bourse attire l'attention du public sur:

- les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de Commerce, ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le septième jour ouvré précédant la date effective du remboursement ; et

- le fait que les porteurs disposent de la possibilité de demander le remboursement en numéraire par anticipation, le 2 juillet 2008 (ou le jour ouvré suivant), de tout ou partie des obligations dont ils seront propriétaires. Cette décision est irrévocable.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16



NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

PRESS RELEASE

This announcement may not be published, distributed or delivered in the United States of America (including its territories and dependencies, any state in the United States as well as the District of Columbia). This press release is not an offer of securities for sale or a solicitation of an offer to buy securities or to subscribe to securities in the United States. The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. Securities may only be offered or sold in the United States, or to or for the account of U.S. persons, pursuant to an exemption from the registration requirements. No public offering of Bonds will be made in the United States.

In the United Kingdom, this press release may only be communicated to persons set forth in Articles 19 to 49 of the Financial Services and Markets Act 2000 *(Financial Promotion)* Order 2001. The securities described in this press release may only be subscribed by such persons.

Distribution of this press release in certain countries may violate the legal provisions in force. This press release shall not be distributed in the United States, Australia, Canada or Japan. The information contained in this press release is not an offering of securities in the United States, Australia, Canada and Japan.



NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA AND JAPAN

ESSILOR SETS THE FINAL SIZE FOR ITS ISSUE OF CONVERTIBLE BONDS (OCEANE)

Charenton-le-Pont, France (26 June 2003) – Essilor International announced today that the Joint Lead Managers and Joint Bookrunners (Crédit Agricole Indosuez Lazard and Barclays Capital) of its issue of bonds which are convertible and/or exchangeable into new or existing shares (*OCEANE*), launched on 17 June 2003, have exercised their 15% over-allotment option, thereby increasing the amount raised from €268,658,163 to €308,956,844.

The issue is described in the offering circular (*prospectus*) made up of Essilor's International's reference document (*document de reference*) which was filed with the *Commission des Opérations de Bourse* on 23 April 2003 under number D.03-0514, the information document (*note d'opération*) which received the *Commission des Opérations de Bourse*'s visa under n°03-599 on 20 June 2003.

Copies of the offering circular (*prospectus*) are available at the offices of the financial institutions responsible for the offering, as well as at Essilor International's head office, 147, rue de Paris, 94227 Charenton-le-Pont Cedex, France.

ESSILOR

Warning

The *Commission des Opérations de Bourse* draws the attention of the public to:

- the particular characteristics of the financial instruments described in the offering circular (*prospectus*). Such financial instruments are governed by articles L. 228-91 *et seq.* of the French Commercial Code (*Code de Commerce*) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of redemption, whether early or at maturity, holders shall only be entitled to exercise their right to receive shares during the period between the date of the notice announcing such redemption (which must be published at least one month before such redemption date) and the seventh business day preceding the actual date of redemption ; and
- the fact that any bondholder may demand early redemption in cash of all or part of his bonds on 2 July 2008 (or the following business day). Such a decision is irrevocable.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16